Inflection Point Acquisition Corp. II 167 Madison Avenue, Suite 205 #1017 New York, New York 10016	USA Rare Earth, LLC 100 W Airport Road, Stillwater, Oklahoma 74075

February 14, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation

100 F Street NE
Washington, D.C. 20549

Re:	Inflection Point Acquisition Corp. II USA Rare Earth, LLC
Amendment No. 3 to Registration Statement on Form S-4
Filed February 13, 2025
File No. 333-283181

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Inflection Point Acquisition Corp. II and USA Rare Earth, LLC hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4, as amended (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at 4:00 p.m., prevailing Eastern Time, on February 14, 2025, or as soon as practicable thereafter.

Please contact Joel Rubinstein (email: joel.rubinstein@whitecase.com or telephone: (212) 819-7642) or Russell Deutsch (email: russell.deutsch@whitecase.com or telephone: (212) 819-7817) of White & Case LLP or Trevor G. Pinkerton (email: tpinkerton@kslaw.com or telephone: (713) 276-7329) of King & Spalding LLP with any questions and please notify one or more of them when this request for acceleration has been granted.

Very truly yours,

USA Rare Earth, LLC		Inflection Point Acquisition Corp. II

By:	/s/ Joshua Ballard	By:	/s/ Michael Blitzer
Name:	Joshua Ballard	Name:	Michael Blitzer
Title:	Chief Executive Officer and Manager	Title:	Chairman and Chief Executive Officer

cc:	Joel Rubinstein, White & Case LLP
Russell Deutsch, White & Case LLP
Trevor G. Pinkerton, Esq., King & Spalding LLP
Timothy P. FitzSimons, Esq., King & Spalding LLP